UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the Month of August 2019

Commission File Number: 333-202841

HUALE ACOUSTICS LIMITED

(Exact name of Registrant as specified in its charter)

East Room 902, Building 3 East, Saige Sci-Tech. Park

Futian District, Shenzhen, Guangdong Province

China 518000

Ph: +86-13723419533

(Address, including zip code, and telephone number, including area code, of
Registrant’s principal executive offices)

N/A

(Former name or former address if changed since last report)

Check appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-14(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (240.12b-2 of this chapter).

Emerging Growth Company [X]

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13a of the Exchange Act. [X]

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K and other reports filed by the Company from time to time with the Securities and Exchange Commission (collectively the “Filings”) contain or may contain forward-looking statements and information that are based upon beliefs of, and information currently available to, the Company’s management as well as estimates and assumptions made by the Company’s management. When used in the filings the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan” or the negative of these terms and similar expressions as they relate to the Company or the Company’s management identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to risks, uncertainties, assumptions, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

NAME CHANGE AS RESULT OF MERGER, CHANGE OF JURISDICTION OF INCORPORATION AND FOREIGN PRIVATE ISSUER

On May 7, 2019, Huale Acoustics Corporation (“HAC NEVADA” or the “Company”) completed a redomicile merger (“Redomicile Merger”) to reorganize itself as a Cayman Islands company. Pursuant to the agreement and plan of merger dated as of April 3, 2019 (the “Merger Agreement”), the Company has merged with and into Huale Acoustics Limited (“HAL CAYMAN”), an exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of the Company. HAL CAYMAN is the surviving company, and each issued and outstanding share of the common stock of the Company was converted into one ordinary share of HAL CAYMAN.

As a result of the Redomicile Merger, the Company’s name has changed to Huale Acoustics Limited, the Company’s jurisdiction of incorporation or organization has changed to the Cayman Islands and the Company is a Foreign Private Issuer.

The rights of holders of the HAC NEVADA common stock are now governed by the HAL CAYMAN Memorandum and Articles of Association, which was filed as an exhibit to the HAC Nevada Form 8-K filed on May 13, 2019.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

HAC NEVADA solicited the consent of its shareholders to approve the Redomicile Merger of HAC NEVADA into its wholly owned Cayman Islands subsidiary— HAL CAYMAN. HAC NEVADA obtained the consent of 99.3% of its shareholders to the Merger. As a result, the Company has reorganized itself as a Cayman Islands company.

CEASING TRADING

On July 26, 2019, HAL Cayman as the surviving company, submitted a corporate action notification to the Financial Industry Regulatory Authority (“FINRA”) advising that the merger had been completed and that HAL Cayman was a private company that was not trading on any market. The Company’s shares ceased trading on the OTC Markets on August 29, 2019.

The information contained in this report shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This report on Form 8-K contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, the Redomicile Merger. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, our inability to negotiate and enter into the Exchange Agreement.

All forward-looking statements contained in this report speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties, as well as additional risks disclosed in our other reports filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 3, 2019	HUALE ACOUSTICS LIMITED

	By:	/s/ HUANG Zhicheng
HUANG Zhicheng
President, CEO, CFO, Treasurer, Secretary, Director